

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 30, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ENERGY TRANSFER LP, under the Exchange Act of 1934:

- 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

- 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

- 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

Sincerely,

March 30, 2021